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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                            Memberworks Incorporated
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                   586002 10 7
                                 (CUSIP Number)

                                 Thomas W. Smith
                               323 Railroad Avenue
                               Greenwich, CT 06830
                                 (203) 661-1200
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                       N/A
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 586002 10 7                                              Page 2 of 10

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Thomas W. Smith
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     PF and OO (Funds of Managed Accounts)
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|

     Not Applicable
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    800,850
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        1,370,700
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           882,893
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    1,370,700
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,253,593
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|

     Not Applicable
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      21.8%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 586002 10 7                                              Page 3 of 10

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Thomas N. Tryforos
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     PF and OO (Funds of Managed Accounts)
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|

     Not Applicable
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    60,608
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        1,355,700
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           71,820
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    1,355,700
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,427,520
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|

     Not Applicable
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     13.8%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 586002 10 7                                              Page 4 of 10

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Scott J. Vassalluzzo
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     PF and OO (Funds of Managed Accounts)
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|

     Not Applicable
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    15,060
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        1,355,700
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           75,060
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    1,355,700
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,430,760
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|

     Not Applicable
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     13.8%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 586002 10 7                                              Page 5 of 10

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Daniel J. Englander
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO (Funds of Managed Accounts)
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|

     Not Applicable
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        15,000
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    15,000
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     15,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|

     Not Applicable
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Explanatory Note:

      The following constitutes Amendment No. 1 ("Amendment") to the joint filing on Schedule 13D made by Thomas W. Smith, Thomas N. Tryforos and Scott J. Vassalluzzo with the Securities and Exchange Commission on November 23, 2003 (the "Original Schedule 13D") relating to the common stock, par value $.01 per share ("Common Stock") of Memberworks Incorporated, a Delaware corporation. The Original Schedule 13D is being filed to add Daniel J. Englander as a joint filer. Mr. Englander is joining this filing on a voluntary basis and disclaims membership in any "group" for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

      The Original Schedule 13D is hereby amended and restated in its entirety as follows:

Item 1. Security and Issuer

      This statement relates to the common stock, $.01 par value (the "Common Stock") of Memberworks Incorporated, a Delaware corporation whose principal executive offices are located at 9 West Broad Street, Stamford, CT 06902.

Item 2. Identity and Background

      (a) - (f) This statement is filed jointly by Thomas W. Smith, Thomas N. Tryforos, Scott J. Vassalluzzo and Daniel J. Englander (the "Reporting Persons"), each of whom is a private investment manager with a business address located at 323 Railroad Avenue, Greenwich, Connecticut 06830. The filing of this statement shall not be deemed to be an admission that the Reporting Persons comprise a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. The Reporting Persons each disclaim beneficial ownership of the shares reported in this Schedule 13D in excess of those shares as to which they have or share voting or investment authority.

      During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor has any Reporting Person been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      Each of the Reporting Persons is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

      In order to fund the purchase of the Common Stock reported herein, the Managed Accounts (as hereinafter defined) contributed in the aggregate $43,114,147, Mr. Smith contributed $14,343,633 of his personal funds, Mr. Tryforos contributed $1,522,659 of his personal funds and Mr. Vassalluzzo contributed $241,637 of his personal funds.

Item 4. Purpose of Transaction

      As described more fully in Item 5 below, Messrs. Smith, Tryforos, Vassalluzzo and Englander beneficially own 1,510,193, 1,366,912, 1,415,760 and 15,000 shares of Common Stock, respectively, in their capacity as investment managers for certain managed accounts (the "Managed Accounts"). The Managed Accounts consist of investment accounts for: (i) three private investment limited partnerships for which Messrs. Smith, Tryforos and Vassalluzzo are each a general partner, (ii) one private investment limited partnership for which Messrs. Smith and Englander are each a general partner, (iii) an employee profit-sharing plan of a corporation wholly-owned by Messrs. Smith and Tryforos (for which each of Messrs. Smith, Tryforos and Vassalluzzo is a trustee), (iv) certain friends and family members of Messrs Smith, Tryforos and Vassalluzzo (including trusts established for the benefit of certain family members of Mr. Smith), (v) a private charitable foundation established by Mr. Smith (for which Mr. Smith acts as trustee), and (vi) a private investment limited partnership (for which Mr. Smith is the general partner). In addition, Messrs. Smith, Tryforos and Vassalluzzo each own Common Stock for their own accounts in the amounts of 743,400, 60,608 and 15,060 shares, respectively (collectively, the "Personal Shares"). The 1,581,405 shares of Common Stock owned by the Managed Accounts (the "Managed Account Shares") were acquired by the Reporting Persons on behalf of the Managed Accounts for the purpose of achieving the investment policies of the Managed Accounts. The Reporting Persons acquired the Personal Shares for investment purposes. Based upon market conditions, an evaluation of alternative investments and such other factors as may be considered relevant from time to time, each Reporting Person may purchase or sell shares on behalf of the Managed Accounts, other managed accounts, or for his own account, if he deems it appropriate and is able to do so, in each case, on such terms and at such times as such Reporting Person considers desirable. Subject to the foregoing, none of the Reporting Persons has any present plan or proposal which relates to or would result in any of the actions or events enumerated in clauses
(a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

      (a) The aggregate number and percentage of shares of Common Stock beneficially owned by each of the Reporting Persons (based on information included in the Registration Statement on Form 10-Q filed by the Issuer on February 9, 2004, which disclosed that 10,335,240 shares of Common Stock were outstanding as of January 23, 2004) is as follows: Mr. Smith - 2,253,593 shares (21.8%); Mr. Tryforos - 1,427,520 shares (13.8%); Mr. Vassalluzzo - 1,430,760
(13.8%) and Mr. Englander - 15,000 (0.1%).

      (b) Messrs. Smith, Tryforos and Vassalluzzo have the sole power to vote or to direct the vote of 800,850, 60,608 and 15,060 shares of Common Stock, respectively, and to dispose or to direct the disposition of 882,893, 71,820 and 75,060 shares of Common Stock, respectively. Mr. Englander does not have the sole power to vote or to direct the vote or dispose or direct the disposition of any shares of Common Stock. Of the 1,581,405 shares of Common Stock owned by the Managed Accounts, Messrs. Smith, Tryforos and Vassalluzzo share the power to vote or to direct the vote of and to dispose or to direct the disposition of 1,355,700 shares and Messrs. Smith and Englander share the power to vote or to direct the vote of and to dispose or to direct the disposition 15,000 shares.

      (c) During the sixty (60) days prior to the date of this filing, the Reporting Persons effected no transactions involving shares of Common Stock, except for the following transaction effected by the Managed Accounts:

         Date              Number of Shares          Price Per Share
         ----              ----------------          ---------------

       5/03/04                  15,000                    $29.56

      (d) The Managed Accounts have the right to receive dividends from, and the proceeds from the sale of, the Managed Account Shares.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      With respect to Managed Accounts established for the benefit of certain family members and friends of the Reporting Persons, the voting and investment authority accorded the Reporting Persons is subject to each beneficiary's ability, if so provided, to terminate or otherwise direct the disposition of the Managed Account. Except as disclosed in the preceding sentence or otherwise set forth herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among any of the Reporting Persons and any other person with respect to any securities of the Issuer, including any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Issuer, or any finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7. Material to Be Filed as Exhibits

      1. Agreement relating to the joint filing of Statement on Schedule 13D dated May 17, 2004.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      Date: May 17, 2004

                                            /s/ Thomas W. Smith
                                       -----------------------------------
                                                Thomas W. Smith


                                            /s/ Thomas N. Tryforos
                                       -----------------------------------
                                                Thomas N. Tryforos


                                            /s/ Scott J. Vassalluzzo
                                       -----------------------------------
                                                Scott J. Vassalluzzo


                                            /s/ Daniel J. Englander
                                       -----------------------------------
                                                Daniel J. Englander